VANC Pharmaceuticals Announces
Canadian Distribution Agreement for
INSTI® HIV-1/HIV-2 Antibody Test

May 17, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces today it has entered into a Canada-wide distribution agreement for INSTI® HIV-1/HIV-2 Antibody Test (INSTI).

“We are very pleased to have acquired the Canadian distribution rights to INSTI,” commented Bob Rai, CEO.  “We are bringing to the pharmacist’s counter a rapid (less than one minute) point-of-care diagnostic for HIV allowing customers to rapidly access their information and we will be working with provincial pharmacist associations to finalize pre and post-test counselling guidelines,” concluded Mr. Rai.

The INSTI® HIV-1/HIV-2 Antibody Test is a single use, rapid, flow-through in vitro qualitative immunoassay for the detection of antibodies to Human Immunodeficiency Virus Type 1 and Type 2 in human whole blood, finger stick blood, serum or plasma. The assay is packaged as a kit containing the test device and three solution bottles with support materials for finger stick collection (lancet, pipette and alcohol swab).

“According to the Public Health Agency of Canada, one in five people whom are HIV positive are unaware of their status.  Moreover with successful treatment available for HIV positive patients, diagnosis is the only barrier to both living a healthy life and preventing further spread of the virus,” commented David Hall, Chairman of VANC. “We are delighted to be bringing the INSTI test to Canadians through the Canadian pharmacy industry.  Ease of access to INSTI should lessen the number of undiagnosed HIV-positive patients in Canada,” concluded Mr. Hall.

“It is the stated goal of VANC to bring technology to the pharmacist’s counter that directly benefit both the patient and the pharmacist’s business”, stated Bob Rai, CEO. “We believe that pharmacists are an underutilized part of the Canadian medical system and with a combination of technology, quality generic and over-the-counter medicines, VANC can help increase the utilization of Canadian pharmacists in our health care system.  Access to tests like INSTI and our previously announced Health Tab acquisition are prime examples of our focus,” concluded Mr. Rai.

“As a pharmacist and current healthcare executive, Bob Rai has been an advocate for testing walk in customers with the INSTI HIV test and we are proud to support him and VANC in reaching populations that may not otherwise get tested. Pharmacist-led testing has proven to be an effective way for people to learn their HIV status and we believe VANC is well-equipped to distribute INSTI throughout Canada into this progressive segment of the market”, stated Livleen Veslemes, bioLytical’s Chief Operating Officer.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai,

Director and CEO

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.